Exhibit 99.1

FCA announces extension of exchange offers
Fiat Chrysler Automobiles, N.V. (NYSE: FCAU) (“FCA”) announced today that it has extended the expiration date of its offers to exchange up to $1.5 billion total principal amount of its 4.500% Senior Notes due 2020 and up to $1.5 billion principal amount of its 5.250% Senior Notes due 2023 registered under the Securities Act of 1933, as amended (the “New Notes”), for its outstanding unregistered 4.500% Senior Notes due 2020 and 5.250% Senior Notes due 2023.
The exchange offers, which were originally scheduled to expire at 5:00 p.m., New York City time, on July 16, 2015, will now expire at 5:00 p.m., New York City time, on July 23, 2015, unless further extended. Except for the extension of the expiration date, all other terms of the exchange offers remain as set forth in the exchange offers prospectus. The exchange offers are being extended to provide additional time for remaining notes to be exchanged.
As of 5:00 p.m., New York City time, on July 16, 2015, which was the original expiration date for the exchange offers, $804,438,000 principal amount of the 4.500% Senior Notes due 2020, issued pursuant to Rule 144A of the Securities Act of 1933, as amended (“Rule 144A”), $655,953,000 principal amount of the 4.500% Senior Notes due 2020, issued pursuant to Regulation S of the Securities Act of 1933, as amended (“Regulation S”), $1,011,396,000 principal amount of the 5.250% Senior Notes due 2023, issued pursuant to Rule 144A and $466,428,000 principal amount of the 5.250% Senior Notes due 2023, issued pursuant to Regulation S, have been tendered and not withdrawn.
The Exchange Agent for the exchange offers is The Bank of New York Mellon. Requests for documents relating to the exchange offers should be directed to The Bank of New York Mellon c/o The Bank of New York Mellon Trust Company, N.A., Corporate Trust Operations, Reorganization Unit, 111 Sanders Creek Parkway, East Syracuse, New York 13057 or at (315) 414-3360.
A registration statement (including a prospectus) for the offering to which this communication relates was declared effective by the Securities and Exchange Commission (“SEC”) on June 16, 2015. Before you invest in the New Notes, you should read the prospectus and other documents FCA has filed as part of the registration statement for the offering with the SEC for more complete information about FCA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.
London, July 17, 2015
This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

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